Via Facsimile and U.S. Mail
Mail Stop 6010

January 12, 2006

Mr. Paul Intlekofer
Chief Financial Officer and Senior Vice President
Nutrition 21, Inc.
4 Manhattanville Road
Purchase, New York 10577-2197

> **Re:** **Nutrition 21, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2005**
> **File No. 001-12106**

Dear Mr. Intlekofer:

We have reviewed your filing and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 21

Contractual Obligations, page 26

1. Please tell why management has excluded from the table of contractual obligations the obligations the Company has under the various research and license agreements with universities as disclosed in Note 13 to the Consolidated Financial Statements.

Consolidated Statements of Operations, page F-5

2.   It appears that amortization of intangible assets, which include patents, licenses, trademarks, trade names, and other, is classified as an operating cost and expense. We believe amortization related these intangible assets should be included in cost of product sales. Alternatively, include a parenthetical disclosure after the caption 'cost of goods sold' indicating omission of amortization of the intangible assets and disclose the amount of amortization excluded in the notes. Please refer to SAB Topic 11:B. Please note, a discussion within your MD&A of gross margin excluding amortization of these intangible assets should be avoided. Please tell us how you intend to comply with this comment.

Notes to Consolidated Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

h) Revenue Recognition, page F-9

3. We note in the Overview section of your MD&A that fees for the grant of patent licenses are bundled on an undifferentiated basis with the price that the Company charges for its ingredients. Please tell how you recognize revenue on these transactions and how your accounting complies with ETIF 00-21, *Revenue Arrangements with Multiple Deliverables*.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Kevin Woody, Branch Chief, at (202) 551-3629. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant